Filed by Adara Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Adara Acquisition Corp.

Commission File No.: 001-40014

Adara Acquisition Corp. and Alliance Entertainment Announce Filing

of Definitive Proxy Statement and the January 18, 2023, Extraordinary

General Meeting to Vote on Business Combination

Extraordinary General Meeting of Adara Acquisition Corp. (“Adara”) Shareholders

to Approve the Proposed Business Combination with Alliance Entertainment

Holding Corporation will be Held on January 18, 2023, at 10:00 a.m. EST

Shareholders, as of the Close of Business on the Record Date of December 8, 2022,

are Encouraged to Vote Their Shares

Adara’s Board of Directors Recommends Shareholders Vote “FOR” All of the

Proposals at the Extraordinary General Meeting

For More Information, Adara’s Shareholders are Encouraged to Carefully Read the

Entire Definitive Proxy Statement Filed in Connection with the Proposed Business

Combination

Charlotte, North Carolina & Sunrise, FL - December 15, 2022 – Adara Acquisition Corp. (“Adara”) (NYSE American: ADRA, ADRA.U, ADRA.WS), a special purpose acquisition corporation, and Alliance Entertainment Holding Corporation ("Alliance Entertainment"), a distributor and wholesaler of the world’s largest in stock selection of music, movies, video games, electronics, arcades, and collectibles, today announced that Adara’s definitive proxy statement (the “Proxy Statement”) relating to the previously announced proposed business combination (the “Business Combination”) with Alliance Entertainment has been filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 12, 2022.

The filing of the definitive proxy statement is an important step in Alliance Entertainment becoming a publicly traded company, with the goal of being listed on the New York Stock Exchange American at the close of the transaction. As previously announced, the Business Combination is expected to deliver up to $117 million of cash held in trust, less any deferred underwriting commissions, transaction expenses and redemptions by public shareholders of Adara exercising such rights.

Adara will commence mailing of the Proxy Statement, which contains a notice and voting instruction form or a proxy card relating to the extraordinary general meeting of the Adara shareholders (the “Extraordinary General Meeting”) to Adara shareholders of record as of the close of business on the record date of December 8, 2022.

The Extraordinary General Meeting to approve the Business Combination is scheduled to be held on January 18, 2023, at 10:00 a.m. EST. The Extraordinary General Meeting will be held virtually and can be accessed via a live audio webcast at https://www.cstproxy.com/adaraspac/2023. Virtual attendees will be able to submit a question online in advance of the meeting on the Extraordinary General Meeting website, https://www.cstproxy.com/adaraspac/2023 or live during the meeting. If the proposals at the Extraordinary General Meeting are approved, the parties anticipate that the Business Combination will close shortly thereafter, subject to the satisfaction or waiver, as applicable, of all other closing conditions.

Upon closing the combined entity is expected to be listed on the New York Stock Exchange American under the ticker symbols “AENT” and “AENT.WS”.

Every shareholder’s vote matters, regardless of the number of shares held. Accordingly, Adara encourages shareholders to vote by submitting their proxies as soon as possible and by no later than 11:59 p.m. EST on January 17, 2023, to ensure that the shareholder’s shares will be represented at the Extraordinary General Meeting. Proxies may be submitted by Internet or mail. Votes submitted by mail must be received by 5:00 p.m. ET on January 17, 2023. Additional instructions may be found in the Proxy Statement and on the proxy card. Adara’s board of directors unanimously recommends that shareholders vote “FOR” the Business Combination with Alliance Entertainment and all other proposals at the Extraordinary General Meeting. Shareholders who hold shares in “street name” (i.e., those shareholders whose shares are held of record by a broker, bank, or other nominee) should contact their broker, bank, or nominee to ensure that their shares are voted.

If any individual Adara shareholder has not received a copy of the Proxy Statement, such shareholder should (i) confirm his, her or its status with his, her or its broker or (ii) contact Morrow Sodali LLC, Adara’s proxy solicitor, for assistance toll-free at (800) 662-5200 (for individuals) or (203) 658-9400) (for banks and brokers) or (iii) email ADRA.info@investor.morrowsodali.com.

Alliance Entertainment hosted a virtual analyst day presentation on June 23, 2022, to provide an expected milestone timeline for the Business Combination with Adara. Bruce Ogilvie, Chairman of Alliance Entertainment and Jeff Walker, CEO of Alliance Entertainment discussed the proposed transaction and provided an update on the business. A link to the webcast of the presentation can be found at www.adaraspac.com.

About Alliance Entertainment

Alliance Entertainment is a premier distributor of music, movies, and consumer electronics. We offer 485,000 unique in stock SKUs, including over 57,300 exclusive compact discs, vinyl LP records, DVDs, Blu-rays, and video games. Complementing our vast media catalog, we also stock a full array of related accessories, toys and collectibles. With more than thirty-five years of distribution experience, Alliance Entertainment serves customers of every size, providing a robust suite of services to resellers and retailers worldwide. Our efficient processing and essential seller tools noticeably reduce the costs associated with administrating multiple vendor relationships, while helping omni-channel retailers expand their product selection and fulfillment goals. For more information visit www.aent.com.

On June 23, 2022, Alliance Entertainment announced that it will become publicly listed through a merger transaction with Adara Acquisition Corp. (NYSE: ADRA, ADRA.U, ADRA.WS) ("Adara"), a publicly traded special purpose acquisition company. The transaction is expected to close in the fourth quarter of 2022, at which point the combined company’s common stock is expected to trade on the NYSE American under the ticker symbol "AENT".

About Adara Acquisition Corp.

Adara raised $115 million in February 2021 and its securities are listed on the NYSE American under the ticker symbols "NYSE: ADRA, ADRA.U, ADRA.WS". Adara is a blank check company organized for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or other similar business combination with one or more businesses or entities. Adara is led by its CEO, Thomas Finke (former Chairman and CEO of Barings LLC) and its director, W. Tom Donaldson (founder of Blystone & Donaldson). In addition to Messrs. Finke and Donaldson, Adara’s Board of Directors also include Frank Quintero, Dylan Glenn and Beatriz Acevedo-Greiff. To learn more, please visit: https://www.adaraspac.com

Forward Looking Statements

Certain statements included in this press release that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "predict," "potential," "seem," "seek," "future," "outlook," and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, expectations and timing related to Alliance Entertainment’s business, customer growth and other business milestones, potential benefits of the proposed business combination (the "Proposed Transactions"), and expectations related to the timing of the Proposed Transactions.

These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Adara’s and Alliance Entertainment’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Alliance Entertainment and Adara.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the stockholders of Adara or Alliance Entertainment is not obtained; failure to realize the anticipated benefits of the Proposed Transactions; risks relating to the uncertainty of the projected financial information with respect to Alliance Entertainment; risks related to the music, video, gaming, and entertainment industry, including changes in entertainment delivery formats; global economic conditions; the effects of competition on Alliance Entertainment’s future business; risks related to fulfilment network; risks related to expansion and the strain on Alliance Entertainment’s management, operational, financial, and other resources; risks related to operating results and growth rate; the business could be harmed the amount of redemption requests made by Adara’s public stockholders; and those factors discussed in Adara’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 under the heading "Risk Factors," and the Current Report on Form 8-K filed on June 23, 2022 and other documents of Adara filed, or to be filed, with the SEC.

Important Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Adara and Alliance Entertainment. Adara intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement/prospectus of Adara, and certain related documents, to be used at the meeting of stockholders to approve the proposed business combination and related matters. Investors and security holders of Adara are urged to read the proxy statement/prospectus, and any amendments thereto and other relevant documents that will be filed with the SEC, carefully and in their entirety when they become available because they will contain important information about Alliance Entertainment, Adara and the business combination. The definitive proxy statement will be mailed to stockholders of Adara as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the registration statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Adara and its directors and executive officers may be deemed participants in the solicitation of proxies of Adara’s stockholders in connection with the proposed business combination. Adara and its executive officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Adara’s executive officers and directors in the solicitation by reading Adara’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Adara’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

For investor inquiries, please contact:

MZ Group

Chris Tyson/Larry Holub

(949) 491-8235

AENT@mzgroup.us